Exhibit 4.2

PROMISSORY NOTE

$10,976,284.58	November 10, 2025

FOR VALUE RECEIVED, the undersigned, the undersigned, XTI Drones Holdings, LLC, a Texas limited liability company (“Maker”), hereby unconditionally promises to pay to the order of The Origin Group DN, Inc., a Delaware corporation (“Payee”), the principal sum of Ten Million Nine Hundred Seventy-Six Thousand Two Hundred Eighty-Four Dollars and 58/100 ($10,976,284.58) (the “Note Amount”), in lawful money of the United States of America, together with interest accrued on the unpaid balance in accordance herewith.

This Promissory Note (“Note”) is issued in connection with that certain Membership Interest Purchase Agreement, dated as of November 10, 2025 (the “Membership Interest Purchase Agreement”; capitalized terms used herein but not defined herein are defined in the Membership Interest Purchase Agreement), by and among (a) the Maker, (b) the Payee, (c) Drone Nerds, LLC, a Florida limited liability company, and (d) each of the Seller Owners listed on Annex A-1 attached thereto. This Note is subject to adjustment as provided in the Membership Interest Purchase Agreement.

1. The principal of and interest on this Note shall be payable as follows:

(a) No later than November 30, 2025 (the “First Required Payment Date”), the outstanding principal amount of this Note shall be repaid by Maker to Payee in an amount equal to Three Million Six Hundred Eighty Thousand Dollars ($3,680,000), together with all accrued and unpaid interest as of the First Required Payment Date;

(b) No later than March 31, 2026 (the “Second Required Payment Date”), the outstanding principal amount of this Note shall be repaid by Maker to Payee in an amount equal to One Million Eight Hundred Forty Thousand Dollars ($1,840,000), together with all accrued and unpaid interest as of the Second Required Payment Date;

(c) No later than June 30, 2026 (the “Third Required Payment Date”), the outstanding principal amount of this Note shall be repaid by Maker to Payee in an amount equal to One Million Three Hundred Eighty Thousand Dollars ($1,380,000), together with all accrued and unpaid interest as of the Third Required Payment Date;

(d) No later than September 30, 2026 (the “Fourth Required Payment Date”), the outstanding principal amount of this Note shall be repaid by Maker to Payee in an amount equal to One Million Three Hundred Eighty Thousand Dollars ($1,380,000), together with all accrued and unpaid interest as of the Fourth Required Payment Date;

(e) The entire outstanding principal amount of this Note shall be repaid by Maker to Payee on or prior to the one (1) year anniversary of this Note (“Due Date”), together with all accrued and unpaid interest as of the date the Note Amount has been paid in full. The period from the date hereof until the date of repayment in full of all principal, interest and any other obligations of Maker owing under this Note being referred to herein as the “Term”;

(f) All outstanding accrued interest and the unpaid principal amount of this Note shall be due and payable in full on the earlier of the following: (a) the Due Date; or (b) ninety (90) days following a capital raise (or the last capital raise, in connection with a series of transactions, whether related or unrelated) where XTI Aerospace, Inc. or one or more of its Affiliates (as defined in the Membership Interest Purchase Agreement) raise, as a result of a single transaction or a series of transactions occurring pursuant to one or more closings, in any case after the date hereof, an aggregate amount of Forty Million Dollars ($40,000,000) or more, qualified by the limitation that not more than 20% of net proceeds from any single financing shall be applied towards payment of outstanding principal, interest and any other obligations of Maker owing under this Note; or (c) such obligations becoming due and payable in accordance with Section 7 hereof;

(g) All payments due under this Note shall be paid to Payee in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by Payee;

(h) Payee may, in its absolute and sole discretion, elect to waive any payment of accrued and unpaid interest in whole or in part upon prior written notice to Maker; and

(i) For the avoidance of doubt, principal payments made in compliance with Section 1(a) shall be disregarded for purposes of Section 1(b) and principal payments made in compliance with Sections 1(a) and 1(b) shall be disregarded for purposes of Section 1(c).

2. This Note shall accrue simple interest on the balance of principal remaining unpaid from time to time, accruing at an annual rate equal to seven and one-quarter percent (7.25%) (the “Interest Rate”) from the date hereof. Interest shall be computed based upon a 365-day year. Following the occurrence of an Event of Default, the outstanding principal balance of this Note shall accrue interest at a per annum rate equal to the Interest Rate plus 2.00%.

3. Maker reserves the right to prepay the outstanding principal balance and interest accrued of this Note, in whole or in part, at any time and from time to time, without premium or penalty, provided that, each such prepayment shall be accompanied by a payment of all accrued and unpaid interest together with all accrued and unpaid interest on the portion of the principal balance so prepaid. All partial prepayments shall be applied to the indebtedness owing hereunder in such order and manner as Payee may from time to time determine in its reasonable discretion. If interest is not paid as it becomes due, it shall be added to the principal of this Note, shall become and be treated as a part thereof, and shall thereafter bear like interest.

4. Except as set forth in the Membership Interest Purchase Agreement, the payment obligations of the Maker under this Note are absolute and unconditional, without any right of rescission, setoff, counterclaim or defense for any reason against the Payee and the Maker agrees that payment of the obligations by the Maker, when due and payable pursuant to the terms of this Note, is not subject to compromise, adjustment, extension, satisfaction, rescission, set-off, counterclaim, defense, abatement, suspension, deferment, deductible, reduction, termination or modification, whether arising out of transactions concerning the Note, or otherwise. Without limitation to the forgoing, to the fullest extent permitted under applicable law, Maker hereby waives (i) presentment, protest and demand, notice of default, notice of intent to accelerate, notice of acceleration, notice of protest, notice of demand and of dishonor and non-payment of the obligations under this Note, (ii) any requirement of diligence or promptness on Payee’s part in the enforcement of its rights under the provisions of this Note, (iii) all notices of every kind and description which may be required to be given by any statute or rule of law, (iv) the pleading of any statute of limitations as a defense to any demand under this Note and (v) any defense to the obligation to make any payments required under this Note. While any amount shall be outstanding under this Note, Maker agrees to provide Payee access to its financial statements, which Payee undertakes to keep confidential.

5. Maker hereby makes the following representations and warranties to Payee, which representations and warranties shall survive the termination or repayment of this Note:

(a) Maker hereby represents and warrants that the terms set forth in this Note are fair and reasonable in light of the risks and circumstances under which Payee is extending the loan evidenced by this Note, and Maker has been provided a sufficient opportunity to review such terms with its independent legal counsel.

(b) Maker has full power and authority to execute this Note, and any and all other documents entered into in relation to the loan evidenced by this Note and to undertake and consummate the transactions contemplated by this Note, and to pay, perform, and observe the conditions, covenants, agreements and obligations contained in this Note.

(c) The terms and conditions of this Note are fair and reasonable considering the risks to Payee, and the adequacy of security for Maker’s obligations under this Note. This Note has been duly and validly executed by Maker and constitutes legal, valid and binding obligations of Maker, which obligations are and will continue to be enforceable under all applicable laws in accordance with their respective terms, except as such enforcement may be qualified or limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally.

6. The occurrence of any of the following shall constitute an “Event of Default”:

(a) Maker shall fail to make any payments under this Note as same shall become due and such failure continues for a period of ten (10) days;

(b) Maker shall fail to repay the entire principal balance of this Note, together with all accrued and unpaid interest and all other amounts owing under this Note, on or before the Due Date and such failure continues for a period of ten (10) days;

(c) Maker shall make a general assignment for the benefit of creditors or shall file any petition or answer seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future federal, state or other law or regulation relating to bankruptcy, insolvency or other relief of debtors;

(d) Maker shall be adjudicated insolvent or bankrupt;

(e) Maker shall petition or apply for, or acquiesce in, the appointment of any receiver, custodian, liquidator, conservator or trustee of or for it or any substantial part of its property or assets;

(f) Except as set forth in clauses (a) and (b) above, Maker shall fail to observe or perform any agreement or covenant set forth in this Note and such failure continues for a period of fifteen (15) days; or

(g) Any representation or warranty made by Maker under this Note shall prove to have been false or incorrect when made.

Upon the occurrence of an Event of Default, Payee shall have the right, at its option, to do any one or more of the following: (1) declare the entire unpaid balance of principal and accrued but unpaid interest on this Note, and all other obligations of Maker under this Note, to be immediately due and payable; and/or (2) exercise any other rights or remedies under any other instrument or applicable law; provided, that, upon the occurrence of an Event of Default described in clauses (c), (d) or (e) thereof the outstanding principal amount of this Note together with all accrued and unpaid interest and all other obligations of Maker under this Note shall become due and payable automatically and without any action by the Payee. An Event of Default shall continue unless waived by Payee.

7. If this Note is placed in the hands of an attorney for collection, or if it is collected through any legal proceeding at law or in equity, or in bankruptcy, receivership or other court proceedings, Maker agrees to pay all costs of collection, including, but not limited to, court costs and reasonable attorneys’ fees, including all costs of appeal.

8. Time is of the essence as to every term, condition and provision of this Note.

9. In no event, whether by acceleration of this Note, or otherwise, shall the amount of interest paid or agreed to be paid under this Note exceed the highest lawful rate allowed by applicable law as of the date of this Note, it being the express intention of Payee and Maker that in such event Payee shall be entitled to receive the maximum amount of interest allowed by applicable law. If fulfillment of any provision of this Note shall involve exceeding the maximum amount of interest as prescribed by law, then the obligation to be fulfilled shall be reduced so as not to exceed said limit. If for any reason interest, or any other payment determined to be in the nature of interest, is charged or collected by Payee, or is paid by Maker and is determined to exceed the limit prescribed by law, any sums so charged, collected or paid which exceed such limit shall be deemed to have resulted from mutual mistake, and such sums which exceed such limit shall be refunded to Maker.

10. This Note is being executed and delivered, and is intended to be performed, in the State of Texas. Except to the extent that the laws of the United States may apply to the terms hereof, the substantive laws of the State of Texas shall govern the validity, construction, enforcement and interpretation of this Note. Maker hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Texas and of the United States, in each case located in Dallas County, Texas in any action or proceeding arising out of or relating to this Note, or for recognition or enforcement of any judgment, and Maker hereby irrevocably and unconditionally agrees, subject to Payee’s election, that all claims in respect of any such action or proceeding shall be heard and determined in any such state court or, to the extent permitted by law, in such federal court. MAKER HEREBY WAIVES TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH MAKER OR PAYEE MAY BE PARTIES ARISING OUT OF OR IN ANY WAY PERTAINING TO THIS NOTE. MAKER AUTHORIZES PAYEE TO FILE THIS PROVISION WITH THE CLERK OR JUDGE OF ANY COURT HEARING SUCH CLAIM. IT IS HEREBY AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTIONS OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS NOTE. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY MAKER AND MAKER HEREBY ACKNOWLEDGES THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT.

11. If any provision of this Note shall be invalid, illegal or unenforceable in any jurisdiction, the remaining provisions shall continue to be valid and enforceable in all jurisdictions, and such provision shall continue to be valid and enforceable in each other jurisdiction.

12. Maker shall have no right to assign its obligations under this Note without Payee’s prior written consent, which consent may be withheld in Payee’s sole and absolute discretion. Payee shall have the right to assign all or any portion of its interest in this Note at any time.

13. THIS WRITTEN NOTE IS A LOAN AGREEMENT (AS DEFINED BY SECTION 26.02 OF THE TEXAS BUSINESS AND COMMERCE CODE) AND REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[Signature Page Follows]

“Maker”

XTI DRONES HOLDINGS, LLC

By:	/s/ Brooke Turk
Brooke Turk,
Chief Financial Officer